January 30, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Metaurus Equity Component Trust
Pre-Effective Amendment No. 4 to Registration Statement on Form S-1
Securities Act File No. 333-221591

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Metaurus Equity Component Trust (the “Registrant”) hereby respectfully requests acceleration of its Registration Statement on Form S-1, so that it will become effective at 4:00 PM January 30, 2018.

We request that we be notified of such effectiveness by a telephone call to P. Georgia Bullitt at (212) 728-8250.

Very truly yours,

Metaurus Equity Component Trust

By:	Metaurus Advisors LLC, its sponsor

By:	/s/ Richard P. Sandulli
Name: Richard P. Sandulli
Title: Co-Chief Executive Officer